www.linkedin.com/in/
geetikaagrawal (LinkedIn)
www.vawaa.com (Company)

## Top Skills

User Experience
Experience Design
Interaction Design

## Languages

Hindi

English

## Certifications

Fundraising MasterClass Certificate

# Geetika Agrawal

Founder & CEO, VAWAA. Elevating artists worldwide as essential
guides to a more creative and connected world.
Brooklyn, New York, United States

## Summary

Founder @VAWAA www.vawaa.com
Co-Founder @Food For Thought www.foodxthought.co
Former Creative Director at R/GA www.rga.com

My expertise lies in designing products and services that are at the
intersection of people, storytelling, design and technology. In the
hyper-digital 21st century, my mission is to humanize travel, create
opportunities for deep personal and creative growth and revive the
lost art of apprenticeship.

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## Experience

### VAWAA

Founder & CEO
May 2017 - Present (9 years 1 month)
Global

VAWAA [Vacation With An Artist] is the first world school for personal
and creative transformation. It enables anyone to explore and book
apprenticeships with master artists & makers around the world – the
fingerprints of humanity and agents of change. From textile weaving with a
prolific artist in Spain, calligraphy with a grandmaster in Kyoto to making a
bicycle with India's first bamboo bicycle-maker, it's a chance to learn new skills
and immerse into the life of a master – virtually or in-person.

2019 Webby Winner for Best in Travel. Featured in WSJ, Skift Global Forum,
Forbes, Artsy, VICE and more.

Everything we do at VAWAA is driven by one goal: How can we best engage
with the world to connect the dots of our modern world? We passionately
believe in the power of combining human truth, curiosity, creativity, and human
connection.

www.vawaa.com

the old girls club
Founding Member
January 2022 - Present (4 years 5 months)
Brooklyn, New York, United States

An invite only community of executive women in tech and venture, where the
currency is allyship network introductions, compensation advice, and insider
tips.

Food For Thought
Co-Founder
June 2015 - January 2018 (2 years 8 months)
Global

A dinner event created by travelers, for locals in cities around the world.
www.foodxthought.co

R/GA
Creative Director
November 2008 - May 2017 (8 years 7 months)
Greater New York City Area

2013-2017: Creative Director
2011-2013: Associate Creative Director
2010-2011: Interaction Design Director
2008-2010: Senior Interaction Designer
Creative lead for national and global clients with presence in Singapore, Brazil,
Europe, India and the US, including AARP, MasterCard, Samsung, Nokia,
WaterAid, Walmart, American Eagle and Barnes & Noble. My work spanned
from small campaign features to big integrated experience platforms across
web, mobile, retail, events, social.

Remote Year
Digital Nomad
June 2015 - May 2016 (1 year)

Selected as a participant for Remote Year's inaugural program. During this
year, I traveled to 12 countries across Europe, Asia and S. America spending
one month in each country – while building and launching VAWAA and Food
For Thought.

School of Visual Arts
Adjunct Professor Interaction Design
September 2013 - May 2015 (1 year 9 months)
Greater New York City Area

## Self
Creative Director
March 2005 - March 2014 (9 years 1 month)

July 2009
QUESTION BOX, OPEN MIND
Project/Design Lead to help launch the new site for 'Question Box' - a non-profit initiative by Open Mind that helps provide easy access to information in hard-to-reach areas and breaks through technology, language and literacy barriers.

Project was showcased at TEDIndia, Nov 2009.


----------------------------

Sept 2007 - April 2008
MTV NETWORKS
Lead interaction design and create information architecture for 2 online destinations of MTV Networks. Work in direct collaboration with Senior Director, Product Manager and Visual Designer.


## Odopod, Inc.
Interaction Designer
March 2008 - October 2008 (8 months)
San Francisco Bay Area

User-Research, Stakeholder Interviews, Interaction Design System Design, User Scenarios and Flows, User-Testing and wireframes for Microsoft Zune.com and Seattle Children's Hospital.


## Seso Media Group
User-Experience Lead
December 2005 - March 2008 (2 years 4 months)
Greater Los Angeles Area

Lead design and development on various web/digital products, social networks, viral campaigns & e-commerce for small, large and global companies. Responsibilities include strategy, concept, information architecture, user-experience design, client & project management.


Project for Advanta won the People's Choice Award at DEMO Fall07.


## Urbanminds

Co-founder| Producer | Interactive Art Curator
February 2005 - March 2008 (3 years 2 months)
Greater Los Angeles Area

Co-founder and Producer of live-music series "The Sounds of Vienna" bringing artists like Richard Dorfmeister, Makossa and Megablast, Rodney Hunter and Karl Moestl, G-Stone Recordings; KCRW DJ's and world percussionist Alex Spurkel at a prime venue in LA.

Co-Producer and Interactive Art Curator for TERRABYTE 2006, 2007:
An annual event attracting over 2500 people at the Los Angeles County Arboretum & Botanic Garden. The event brings together sound, art and emerging technologies in natural spaces.

Fabric Interactive
User-Experience Lead
March 2006 - December 2007 (1 year 10 months)
Greater Los Angeles Area

Lead information architecture, interaction design for start-up web products based on social networks. UI design and new product development for various internet marketing initiatives, web applications, e-commerce and admin tools.

Walt Disney Imagineering, Research & Development
Design Consultant
June 2005 - November 2005 (6 months)
Greater Los Angeles Area

Developed Kim Possible interactive adventure game scenarios using wireless location-based and mobile technology at Epcot Center, DisneyWorld. Included focus group tests, research and client presentations. The project won 2007 THEA Award for Outstanding Achievement

_____

# Education

ArtCenter College of Design
MS, Industrial Design · (2002 - 2004)

CEPT, Ahmedabad, India
Interior Architecture · (1996 - 2002)